Ex-(a)(5)(iii)

Contact:
Name Phone Email	Kristyna Munoz 254-644-1615 Kristyna.munoz@nuveen.com

Nuveen Taxable Municipal Income Fund Announces

Commencement of Tender Offer

NEW YORK, January 14, 2019 – The Nuveen Taxable Municipal Income Fund (NYSE: NBB) today commenced a tender offer. As previously announced, the fund will purchase up to 20 percent of its outstanding common shares for cash at a price per share equal to 100 percent of the net asset value per share determined on the date the tender offer expires. The price that shareholders receive will be net of a repurchase fee which is estimated to be less than $0.03 per share, assuming the tender offer is fully subscribed. The tender offer will expire on February 12, 2019 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials, which will be distributed to common shareholders. If more than 20 percent of its outstanding common shares are tendered, and not withdrawn, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, shareholders cannot be assured that the fund will purchase all of its tendered common shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the fund by calling your financial advisor or Georgeson, LLC., the fund’s information agent for the tender offer, at (888) 605-8334.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $988 billion in assets under management as of 9/30/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

The information contained on the Nuveen website is not a part of this press release.

Nuveen Securities, LLC, member FINRA and SIPC.

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